EXHIBIT 99.1

Certificate and Articles of Amalgamation of Suncor Energy Inc.

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Certificate of Amalgamation

Canada Business Corporations Act

Certificat de fusion

Loi canadienne sur les sociétés par actions

Suncor Energy Inc.
Suncor Énergie Inc.

Corporate name / Dénomination sociale

1554233-2

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Hantz Prosper

Director / Directeur

2023-11-20

Date of Amalgamation (YYYY-MM-DD)
Date de fusion (AAAA-MM-JJ)

Canada

DocuSign Envelope ID: BEB82779-ABB1-4725-9A7C-40C849AA4B55

Innovation, Science and Economic Development Canada — Corporations Canada
Innovation, Sciences et Développement économique Canada — Corporations Canada

Canada Business Corporations Act (CBCA)
FORM 9
ARTICLES OF AMALGAMATION
(Section 185)

1 - Corporate name of the amalgamated corporation

Suncor Energy Inc.
Suncor Énergie Inc.

2 - The province or territory in Canada where the registered office is situated *(do not indicate the full address)*

Alberta

3 - The classes and any maximum number of shares that the corporation is authorized to issue

See attached Schedule A.

4 - Restrictions, if any, on share transfers

See attached Schedule B.

5 - Minimum and maximum number of directors *(for a fixed number of directors, please indicate the same number in both boxes)*

Minimum number 8 **Maximum number** 15

6 - Restrictions, if any, on the business the corporation may carry on

There shall be no restrictions on the business Suncor Energy Inc. may carry on or the powers it may exercise.

7 - Other provisions, if any

See attached Schedule C.

8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

- ○ **183 - Long form : approved by special resolution of shareholders**
- ◉ **184(1) - Vertical short-form : approved by resolution of directors**
- ○ **184(2) - Horizontal short-form : approved by resolution of directors**

9 - Declaration

I hereby certify that I am a director or an authorized officer of the following corporation:

Name of the amalgamating corporations	Corporation number	Signature
Suncor Energy Inc. Suncor Énergy Inc.	1003506-8	DocuSigned by: [redacted]
TotalEnergies EP Canada Ltd.	1553186-1	DocuSigned by: [redacted]
FH Holdings Inc.	1542985-4	[redacted]

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

ISED-ISDE 3190E (2020/01) Page 1 of 2

Canada

SCHEDULE A TO ARTICLES OF AMALGAMATION
OF SUNCOR ENERGY INC. SUNCOR ÉNERGIE INC.
("Amalco")

SHARE TERMS

Suncor Energy Inc. is authorized to issue: (A) an unlimited number of preferred shares issuable in series designated as Senior Preferred Shares; (B) an unlimited number of preferred shares issuable in series designated as Junior Preferred Shares; and (C) an unlimited number of common shares. The rights, privileges, restrictions and conditions attaching to shares of Suncor Energy Inc. shall be as set forth below.

1.             AMALCO SHARES

The rights, privileges, restrictions and conditions attaching to the common shares of Amalco (the "Amalco Shares") are as follows:

1.1           Voting

Holders of Amalco Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Shares who are entitled to vote separately as a class or series at such meeting.

1.2           Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or ratably with the Amalco Shares, holders of Amalco Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

1.3           Liquidation

In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or ratably with holders of Amalco Shares, be entitled to receive the remaining property and assets of Amalco.

2.             SENIOR PREFERRED SHARES

The Senior Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1           Directors' Right to Issue in One or More Series

The Senior Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of Amalco shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Senior Preferred Shares of such series, the whole subject to the filing with the Director (as defined in the Canada Business Corporations Act (the "Act")) of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of Amalco.

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2.2           Ranking of the Senior Preferred Shares

The Senior Preferred Shares of each series shall rank on a parity with the Senior Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Junior Preferred Shares and the Amalco Shares of Amalco and over any other shares ranking junior to the Senior Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Senior Preferred Shares, the Senior Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Senior Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Senior Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Senior Preferred Shares as a class over the Junior Preferred Shares and the Amalco Shares of Amalco and over any other shares ranking junior to the Senior Preferred Shares as may be determined in the case of such series of Senior Preferred Shares.

2.3           Voting Rights

Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Senior Preferred Shares that such series is entitled to vote, the holders of the Senior Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

2.4           Amendment with Approval of Holders of Senior Preferred Shares

The rights, privileges, restrictions and conditions attached to the Senior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Senior Preferred Shares given as hereinafter specified.

2.5           Approval of Holders of the Senior Preferred Shares

The approval of the holders of the Senior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Senior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Senior Preferred Shares may be given in such manner as may then be required by law, subject to minimum requirement that such approval be given by resolution signed by all the holders of the Senior Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Senior Preferred Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Amalco with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Senior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Senior Preferred Shares, each holder of Senior Preferred Shares entitled to vote thereat shall have one vote in respect of each $1.00 of the issue price of each Senior Preferred Share held.

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3.             JUNIOR PREFERRED SHARES

The Junior Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

3.1           Directors' Right to Issue in One or More Series

The Junior Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of Amalco shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Junior Preferred Shares of such series, the whole subject to the filing with the Director (as defined in the Act) of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of Amalco.

3.2           Ranking of the Junior Preferred Shares

The Junior Preferred Shares of each series shall rank on a parity with the Junior Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the Senior Preferred Shares, be entitled to a preference over the Amalco Shares of Amalco and over any other shares ranking junior to the Junior Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Junior Preferred Shares, the Junior Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Junior Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Junior Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Junior Preferred Shares as a class over the Amalco Shares of Amalco and over any other shares ranking junior to the Junior Preferred Shares as may be determined in the case of such series of Junior Preferred Shares.

3.3           Voting Rights

Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Junior Preferred Shares that such series is entitled to vote, the holders of the Junior Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

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3.4           Amendment with Approval of Holders of Junior Preferred Shares

The rights, privileges, restrictions and conditions attached to the Junior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Junior Preferred Shares given as hereinafter specified.

3.5           Approval of Holders of the Junior Preferred Shares

The approval of the holders of the Junior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Junior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Junior Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Junior Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Junior Preferred Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Amalco with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Junior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Junior Preferred Shares, each holder of Junior Shares entitled to vote thereat shall have one vote in respect of each $1.00 of the issue price of each Junior Preferred Share held.

3.6           Junior Preferred Shares, Series 1

The first series of Junior Preferred Shares of Amalco shall consist of an unlimited number of shares designated as redeemable Junior Preferred Shares, Series 1 (the "Series 1 Junior Shares"). In addition to the rights, privileges, restrictions and conditions attached to the Junior Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 1 Junior Shares shall be as follows:

3.6.1        Redemption Amount

The price or consideration payable entirely in lawful money at which each Series 1 Junior Share shall be redeemed (the "Redemption Amount") shall be the fair market value of the consideration received by Amalco therefor (the "Consideration") as determined by the directors of Amalco at the time of issuance of the Series 1 Junior Shares, as adjusted from time to time pursuant to the provisions of this paragraph 3.6.1.

If any competent taxing authority (the "Taxing Authority") at any time issues or proposes to issue any assessment or assessments that impose or would impose any liability for tax as a result of a determination by the Taxing Authority that the fair market value of the Consideration at the time that the Series 1 Junior Shares were issued was an amount (the "Revised Amount") other than the amount approved by the directors and if:

(a)	the directors and the holders of the Series 1 Junior Shares agree with such determination;

(b)	all times for appeal in respect of the determination have expired without appeals having been taken; or

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(c)	a Court or tribunal having jurisdiction in the matter has decided to uphold such determination or has decided that the fair market value of the Consideration at the time 4 the Series 1 Junior Shares were issued was an amount (the "Court Determined Value") which is equal to neither the Revised Amount nor the amount previously determined by the directors and

(i)	all appeal rights in respect of such decision have been exhausted or have expired without appeals having been taken; or

(ii)	the directors and the holders of the Series 1 Junior Shares agree with such decision,

then the Redemption Amount of the Series 1 Junior Shares shall be adjusted retroactively to equal either the Revised Amount or, where the Court Determined Value is an amount other than the Revised Amount, the Court Determined Value and all necessary adjustments, payments and repayments as may be required shall forthwith be made so that Amalco and all holders or former holders of the Series 1 Junior Shares are in the same position that they would have been in if the Redemption Amount with respect to such shares had been originally determined to be either the Revised Amount or the Court Determined Value, as applicable.

Without limiting the generality of the foregoing, if dividends are paid on any Series 1 Junior Share between the date of its issuance and the date of any adjustment to the Redemption Amount as provided for above then, upon any such adjustment being made, an amount shall be paid by Amalco or by the recipient of the dividends on such Series 1 Junior Share, as the case may be, together with interest thereon at the prime rate of interest charged by the bankers of Amalco at the date of payment of the dividends computed from the date of payment of the dividends to the date of payment provided for in this subparagraph, which amount shall be equal to the difference between the amount of the dividends actually received and the amount of dividends which would have been received if the required adjustment to the Redemption Amount had been made at the date of issuance of such Series 1 Junior Share.

Without limiting the generality of the foregoing, if any Series 1 Junior Share is redeemed, purchased or otherwise acquired or cancelled for an amount which is equal to or is based upon the Redemption Amount before any adjustment to the Redemption Amount as provided for above has been made then, upon any such adjustment being made, an amount shall be paid by Amalco or the person whose Series 1 Junior Share was redeemed, purchased or otherwise acquired or cancelled, as the case may be, together with interest thereon at the prime rate of interest charged by the bankers of Amalco at the date of the redemption, purchase or other acquisition or cancellation of the Series 1 Junior Shares computed from the date of such payment to the date of the payment provided for in this subparagraph, which amount shall equal the difference between the amount actually paid on the redemption, purchase or other acquisition or cancellation of the Series 1 Junior Share and the amount which would have been paid if the required adjustment to the Redemption Amount had been made at the date of issuance of the Series 1 Junior Share that was deemed, purchased or otherwise acquired or cancelled.

The directors shall take reasonable steps so as to not allot and issue any Series 1 Junior Shares unless the person to whom the shares are issued is made aware of the provisions of this paragraph and agrees or acknowledges, in a form and manner satisfactory to the directors, to be bound by and comply with the provisions of this paragraph 3.6.1.

3.6.2        Redemption

Amalco may, upon giving notice as provided in paragraph 3.6.4 below, at any time and from time to time, redeem or purchase the whole or any part of the Series 1 Junior Shares held by one or more shareholders on payment for each share to be redeemed or purchased of the Redemption Amount. The Series 1 Junior Shares shall rank junior to the Senior Preferred Shares with respect to the payment on redemption of the applicable class of shares.

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3.6.3        Retraction Privilege

Subject to the Act:

(a)	Any holder of Series 1 Junior Shares may at any time demand that Amalco redeem all or any part of such Series 1 Junior Shares by payment to him, her or it of the Redemption Amount in respect of such shares.

(b)	Such demand for redemption shall be made in writing, signed by the holder demanding redemption and shall be delivered or mailed to the registered office of Amalco and shall be deemed to have been received on the day of delivery if delivered by hand and on the third business day following the date of mailing, if mailed.

(c)	Forthwith upon receipt of a demand for redemption Amalco shall send a copy thereof to all other holders, if any, of Series 1 Junior Shares, as well as a notice of the date on which Amalco will redeem the Series 1 Junior Shares (the "Retraction Date") referred to in the holder's demand and such copy shall be deemed to have been received on the day of delivery if delivered by hand and on the third business day following the date of mailing, if mailed. The rationale for this notice shall be to allow other holders of Series 1 Junior Shares to submit demands for redemption.

(d)	If there is only one holder of Series 1 Junior Shares, Amalco shall redeem the Series 1 Junior Shares referred to in the holder's demand forthwith upon receipt thereof. If there is more than one such holder, then on the Retraction Date, which shall occur no earlier than the 10th day following the last date of delivery or mailing of the copies referred to in the preceding subparagraph, Amalco shall redeem all Series 1 Junior Shares in respect of which it has then received demands for redemption, provided that, if the assets of Amalco are not sufficient to redeem all of those shares, the redemption shall be made pro rata in proportion to the number of Series 1 Junior Shares specified in the demands received prior to the Retraction Date.

(e)	The Series 1 Junior Shares shall rank junior to the Senior Preferred Shares with respect to payment on retraction of the applicable class of shares.

3.6.4        Manner of Redemption or Purchase

The redemption or purchase of Series 1 Junior Shares by Amalco shall be made in the following manner:

(a)	Amalco shall, at least 10 days (or such other period of time as may be set at the time of issuance of the said Series 1 Junior Shares) before the date specified for redemption or purchase (the "Redemption Date") or such lesser period of time as may be unanimously agreed upon by the holders of all of the Series 1 Junior Shares then being redeemed or purchased, send to each person, who at the date of sending, is the registered holder of the Series 1 Junior Shares, a notice in writing of the intention of Amalco to redeem or purchase such Series 1 Junior Shares. Such notice shall be sent to each shareholder at his, her or its address as it appears on the books of Amalco, or in the event the address of any such shareholder not so appearing, then the last known address of such shareholder. Further, such notice shall set out the Redemption Amount in respect of such shares, whether the shares are being redeemed pursuant to Section 36 of the Act, or are being purchased pursuant to Section 34 of the Act, the Redemption Date, and, if only part of the Series 1 Junior Shares held by the person to whom the notice is addressed are to be redeemed or purchased, the number thereof to be redeemed or purchased.

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(b)	On or after the Redemption Date specified, Amalco shall pay, or cause to be paid, to, or to the order of, the registered holders of the Series 1 Junior Shares to be redeemed, or purchased, the Redemption Amount in respect thereof on presentation and surrender at the registered office of Amalco, or any other place designated in such notice, of the certificates representing the Series 1 Junior Shares called for redemption or purchase and the certificates representing such shares shall thereupon be cancelled and the shares represented thereby be deemed to be redeemed or purchased. If only part of the shares represented by any certificate are redeemed or purchased, a new certificate for the balance shall be issued at the expense of Amalco.

(c)	From and after the date specified in any such notice, the Series 1 Junior Shares called for redemption or purchase shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of their rights as shareholders in respect thereof; unless payment of the Redemption Amount is not made upon the presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until so paid.

(d)	Amalco shall have the right at any time after sending the notice of its intention to redeem or purchase any Series 1 Junior Shares to deposit to a special account in any chartered bank or any trust company in Canada named in such notice, the aggregate Redemption Amount of the shares so called for redemption or purchase, or the aggregate Redemption Amount of such number of said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption or purchase. The deposit shall be made in such a manner that it shall be paid without interest to, or to the order of, the respective holders of such Series 1 Junior Shares called for redemption or purchase upon presentation and surrender to such bank or trust company of the share certificate or certificates representing the same, and upon such deposit being made or upon the date specified for the redemption or purchase in such notice, whichever is the later, the Series 1 Junior Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed or purchased and the rights of the holder thereof after such deposit or such redemption or purchase date, as the case may be, shall be limited to receiving without interest their proportionate share of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively, and any interest accrued on any such deposit shall belong to Amalco.

(e)	Except as otherwise provided above, if only part of the outstanding Series 1 Junior Shares are to be redeemed or purchased at the option of Amalco at any one time, the directors may in their absolute discretion determine the Series 1 Junior Shares so to be redeemed or purchased and such redemptions or purchase need not be pro rata to the holdings of any holder or on any other fixed basis.

3.6.5        Voting Rights

Subject to the Act, the holders of the Series 1 Junior Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of Amalco or to vote at any such meeting.

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3.6.6        Dividend Rights

The holders of the Series 1 Junior Shares shall be entitled to receive and Amalco shall pay thereon, if and when declared by the directors out of the moneys of Amalco properly applicable to the payment of dividends, non-cumulative dividends based on the Redemption Amount applicable to such shares at the rate to be set by the directors (less any tax required to be deducted and withheld by Amalco). Any dividends declared on the Series 1 Junior Shares shall be preferential in respect of dividends declared on the Amalco Shares, but shall be junior to any dividends declared on the Senior Preferred Shares of Amalco.

The directors shall be entitled from time to time to declare in full or in part the said non-cumulative dividend for any fiscal year and may declare, subject to the Act and the terms of any other shares of Amalco which have priority to the Series 1 Junior Shares (including the Senior Preferred Shares), dividends on Series 1 Junior Shares without declaring a dividend on the Amalco Shares or on any other class of preferred shares of Amalco (including the Senior Preferred Shares) and may from time to time declare dividends on the Amalco Shares and on any other class of preferred shares of Amalco (including the Senior Preferred Shares) without declaring a dividend on the Series 1 Junior Shares.

3.6.7        Distribution Rights

In the event of the liquidation, dissolution or winding up of Amalco, whether voluntary or involuntary, the holders of the Series 1 Junior Shares shall be entitled to receive, subject always to the prior rights of the holders of Senior Preferred Shares but before any distribution of any part of the assets of Amalco among the holders of the Amalco Shares, an amount equal to the Redemption Amount of such shares plus any dividends declared but unpaid thereon (less any tax required to be deducted and withheld by Amalco) and no more.

3.6.8        Variation of Rights

The holders of the Series 1 Junior Shares shall not be entitled to vote separately as a class or to dissent upon a proposal to amend the articles:

(a)	to increase or decrease any maximum number of authorized shares of such class;

(b)	to increase any maximum number of authorized shares of any other class having rights or privileges equal or superior to the shares of such class;

(c)	to effect an exchange, reclassification or cancellation of the shares of such class; or

(d)	to create a new class of shares equal or superior to the shares of such class.

4.             INTERPRETATION

In this Schedule A, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act.

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SCHEDULE B TO ARTICLES OF AMALGAMATION
OF SUNCOR ENERGY INC. SUNCOR ÉNERGIE INC.
("Amalco")

OWNERSHIP AND VOTING RESTRICTIONS

1.             Interpretation

1.1	In this Schedule B, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act and:

"directors' determination" and similar expressions mean a determination made by the directors of Amalco in accordance with section 10;

"excess voting shares" means voting shares held, beneficially owned or controlled in contravention of the individual share constraint;

"individual share constraint" has the meaning set forth in subsection 2.1;

"principal stock exchange" means, at any time, the stock exchange in Canada on which the highest volume of voting shares is generally traded at that time, as determined by the directors of Amalco;

"sell-down notice" has the meaning set forth in subsection 3.1;

"shareholder default" has the meaning set forth in paragraph 3.1(d);

"shareholder's declaration" means a declaration made in accordance with section 11; and

"suspension" has the meaning set forth in subsection 4.1 and "suspend", "suspended" and similar expressions have corresponding meanings.

1.2	The provisions of subsections 9(3) to 9(8) of the Petro-Canada Public Participation Act, as amended from time to time, are deemed to be incorporated in this Schedule B. Any provision of this Schedule B that may be read in a manner that is inconsistent with the Petro-Canada Public Participation Act shall be read so as to be consistent therewith.

1.3	For greater certainty, no person is presumed to be an associate of any other person for purposes of paragraph 9(5)(g) of the Petro-Canada Public Participation Act solely by reason that one of them has given the other the power to vote or direct the voting of voting shares of a class of voting shares at a meeting of the holders of that class pursuant to a revocable proxy where the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of that class and in accordance with applicable law.

1.4           For the purposes of this Schedule B:

(a)	where voting shares of Amalco are held, beneficially owned or controlled by two or more persons jointly, the number of voting shares held, beneficially owned or controlled by each such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons; and

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(b)	references to shares "of" a person are to shares held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by that person.

1.5	In this Schedule B, except where the context requires to the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

2.             Individual Share Constraint

2.1	No person, together with the associates of that person, shall hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than twenty per cent (20%) of the votes that may ordinarily be cast to elect directors of Amalco, other than votes that may be so cast by or on behalf of the Minister. (The foregoing prohibition is referred to in this Schedule B as the "individual share constraint".)

2.2	In the event that it appears from the central securities register of Amalco that any person, together with the associates of that person, is in contravention of the individual share constraint:

(a)	Amalco shall not accept any subscription for voting shares from that person or any associate of that person;

(b)	Amalco shall not issue any voting shares to that person or any associate of that person; and

(c)	Amalco shall not register or otherwise recognize the transfer of any voting shares to that person or any associate of that person.

2.3	In the event of a directors' determination that any person, together with the associates of that person, is in contravention of the individual share constraint:

(a)	Amalco shall not accept any subscription for voting shares from that person or any associate of that person;

(b)	Amalco shall not issue any voting shares to that person or any associate of that person;

(c)	Amalco shall not register or otherwise recognize the transfer of any voting shares to that person or any associate of that person;

(d)	no person may, in person or by proxy, exercise the right to vote any of the voting shares of that person or of any associate of that person;

(e)	subject to subsection 9.1, Amalco shall not declare or pay any dividend, and or make any other distribution:

(i)	on any of the excess voting shares of that person or of any associate of that person; or

(ii)	if the directors of Amalco determine that the contravention of the individual share constraint was intentional and that it would not be inequitable to do so, on all of the voting shares of that person and of each associate of that person;

and any entitlement to such dividend or other distribution shall be forfeited; and

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(c)	Amalco shall send a sell-down notice to the registered holder of the voting shares of that person and of each associate of that person.

2.4	In the event that it appears from the central securities register of Amalco that, or in the event, of a directors' determination that, any person, together with the associates of that person, after any proposed subscription, issue or transfer of voting shares, would be in contravention of the individual share constraint, Amalco shall not:

(a)	accept the proposed subscription for voting shares from;

(b)	issue the proposed voting shares to; or

(c)	register or otherwise recognize the proposed transfer of any voting shares to;

that person or any associate of that person.

2.5	In the event of a directors' determination that during any period any person, together with the associates of that person, was in contravention of the individual share constraint, the directors of Amalco may also determine that:

(a)	any votes cast, in person or by proxy, during that period in respect of the voting shares of that person or of any associate of that person shall be disqualified and deemed not to have been cast; and

(b)	subject to subsection 9.1, each of that person and the associates of that person is liable to Amalco to restore to Amalco the amount of any dividend paid or distribution received during that period on:

(i)	the excess voting shares of that person and of each associate of that person; or

(ii)	if the directors of Amalco determine that the contravention of the individual share constraint was intentional and that it would not be inequitable to do so, on all of the voting shares of that person and of each associate of that person.

3.            Sell-Down Notice

3.1           Any notice (a "sell-down notice") required to be sent to a registered holder of voting shares pursuant to paragraph 2.3(f):

(a)	shall specify in reasonable detail the nature of the contravention of the individual share constraint, the number of voting shares determined to be excess voting shares and the consequences of the contravention specified in section 2;

(b)	shall request an initial or further shareholder's declaration;

(c)	shall specify a date, which shall be not less than 45 days after the date of the sell-down notice, by which the excess voting shares are to be sold or disposed of; and

(d)	shall state that unless the registered holder either:

(i)	sells or otherwise disposes of the excess voting shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the individual share constraint and provides to Amalco, in addition to the shareholder's declaration requested pursuant to paragraph 3.1(b), written evidence satisfactory to Amalco of such sale or other disposition; or

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(ii)	provides to Amalco, in addition to the shareholder's declaration requested pursuant to paragraph 3.1(b), written evidence satisfactory to Amalco that no such sale or other disposition of excess voting shares is required;

such default (a "shareholder default") shall result in the consequence of suspension pursuant to section 4 and may result in the consequence of sale in accordance with section 5 or redemption in accordance with section 6, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

3.2	In the event that, following the sending of a sell-down notice, written evidence is submitted to Amalco for purposes of subparagraph 3.1(d)(ii), Amalco shall assess the evidence as soon as is reasonably practicable and in any event shall give a second notice to the person submitting the evidence not later than 10 days after the receipt thereof stating whether the evidence has or has not satisfied Amalco that no sale or other disposition of excess voting shares is required. If the evidence has so satisfied Amalco, such sell-down notice shall be cancelled and such second notice shall so state. If the evidence has not so satisfied Amalco, such second notice shall reiterate the statements required to be made in such sell-down notice pursuant to paragraphs 3.1(c) and (d). In either case, the 45 day period referred to in paragraph 3.1(c) shall be automatically extended to the end of the 10 day period referred to in this section 3.2 if such 10 day period extends beyond such 45 day period.

4.             Suspension

4.1	In the event of a shareholder default in respect of any registered holder of voting shares, then, without further notice to the registered holder:

(a)	all of the voting shares of the registered holder shall be deemed to be struck from the securities register of Amalco;

(b)	no person may, in person or by proxy, exercise the right to vote any of such voting shares;

(c)	subject to subsection 9.1, Amalco shall not declare or pay any dividend, or make any other distribution, on any of such voting shares and any entitlement to such dividend or other distribution shall be forfeited;

(d)	Amalco shall not send any form of proxy, information circular or financial statements of Amalco or any other communication from Amalco to any person in respect of such voting shares; and

(e)	no person may exercise any other right or privilege ordinarily attached to such voting shares.

(All of the foregoing consequences of a shareholder default are referred to in this Schedule B as a "suspension".) Notwithstanding the foregoing, a registered holder of suspended voting shares shall have the right to transfer such voting shares on any securities register of Amalco on a basis that does not result in contravention of the individual share constraint.

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4.2	The directors of Amalco shall cancel any suspension of voting shares of a registered holder and reinstate the registered holder to the securities register of Amalco for all purposes if they determine that, following the cancellation and reinstatement, none of such voting shares will be held, beneficially owned or controlled in contravention of the individual share constraint. For greater certainty, any such reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the voting shares so reinstated but, subject to subsection 9.1, shall have no retroactive effect.

5.             Sale

5.1	In the event of a shareholder default in respect of any registered holder of voting shares, Amalco may elect by directors' determination to sell, on behalf of the registered holder, the excess voting shares thereof, without further notice thereto, on the terms set forth in this section 5 and section 7.

5.2           Amalco may sell any excess voting shares in accordance with this section 5:

(a)	on the principal stock exchange; or

(b)	if there is no principal stock exchange, on such other stock exchange or organized market on which the voting shares are then listed or traded as the directors of Amalco shall determine; or

(c)	if the voting shares are not then listed on any stock exchange or traded on any organized market, in such other manner as the directors of Amalco shall determine.

5.3	The net proceeds of sale of excess voting shares sold in accordance with this section 5 shall be the net proceeds after deduction of any commission, tax or other cost of sale.

5.4	For all purposes of a sale of excess voting shares in accordance with this section, Amalco is the agent and lawful attorney of the registered holder and the beneficial owner of the excess voting shares.

6.             Redemption

6.1	In the event of a shareholder default in respect of any registered holder of voting shares and in the event that the directors of Amalco determine either that Amalco has used reasonable efforts to sell excess voting shares in accordance with section 5 but that such sale is impracticable or that it is likely that such sale would have material adverse consequences to Amalco or the holders of voting shares, Amalco may elect by directors' determination, subject to applicable law, to redeem the excess voting shares thereof, without further notice thereto, on the terms set forth in this section 6 and section 7.

6.2	The redemption price paid by Amalco to redeem any excess voting shares in accordance with this section 6 shall be:

(a)	the average of the closing prices per share of the voting shares on the principal stock exchange (or, if there is no principal stock exchange or if the requisite trading of voting shares has not occurred on the principal stock exchange, such other stock exchange or such other organized market on which such requisite trading has occurred as the directors of Amalco shall determine) over the last 10 trading days on which at least one board lot of voting shares has traded on the principal stock exchange (or such other stock exchange or such other organized market) in the period ending on the trading day immediately preceding the redemption date; or

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(b)	if the requisite trading of voting shares has not occurred on any stock exchange or other organized market, on such basis as the directors of Amalco shall determine.

7.            Procedures Relating to Sale and Redemption

7.1	In the event of any sale or redemption of excess voting shares in accordance with section 5 or 6, respectively, Amalco shall deposit an amount equal to the amount of the net proceeds of sale or the redemption price, respectively, in a special account in any bank or trust company in Canada selected by it. The amount of the deposit, less the reasonable costs of administration of the special account, shall be payable to the registered holder of the excess voting shares sold or redeemed on presentation and surrender by the registered holder to that bank or trust company of the certificate or certificates representing the excess voting shares. Any interest earned on any amount so deposited shall accrue to the benefit of Amalco.

7.2	From and after any deposit made pursuant to subsection 7.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess voting shares sold or redeemed, other than the right, to receive the funds so deposited on presentation and surrender of the certificate or certificates representing the excess voting shares sold or redeemed.

7.3	If a part only of the voting shares represented by any certificate is sold or redeemed in accordance with section 5 or 6, respectively, Amalco shall, on presentation and surrender of such certificate and at the expense of the registered holder, issue a new certificate representing the balance of the voting shares.

7.4	So soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made pursuant to subsection 7.1, Amalco shall send a notice to the registered holder of the excess voting shares sold or redeemed and the notice shall state:

(a)	that a specified number of voting shares has been sold or redeemed, as the case may be;

(b)	the amount of the net proceeds of sale or the redemption price, respectively;

(c)	the name and address of the bank or trust company at which Amalco has made the deposit of the net proceeds of sale or the redemption price, respectively; and

(d)	all other relevant particulars of the sale or redemption, respectively.

7.5	For greater certainty, Amalco may sell or redeem excess voting shares in accordance with section 5 or 6, respectively, despite the fact that Amalco does not possess the certificate or certificates representing the excess voting shares at the time of the sale or redemption. If, in accordance with section 5, Amalco sells excess voting shares without possession of the certificate or certificates representing the excess voting shares, Amalco shall issue to the purchaser of such excess voting shares or its nominee a new certificate or certificates representing the excess voting shares sold. If, in accordance with section 5 or section 6, Amalco sells or redeems excess voting shares without possession of the certificate or certificates representing the excess voting shares and, after the sale or redemption, a person establishes that it is a bona fide purchaser of the excess voting shares sold or redeemed, then, subject to applicable law:

(a)	the excess voting shares held or beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by Amalco, as the case may be, validly issued and outstanding voting shares in addition to the excess voting shares sold or redeemed; and

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(b)	notwithstanding subsection 7.2, Amalco is entitled to the deposit made pursuant to subsection 7.1 and, in the case of a sale in accordance with section 5, shall add the amount of the deposit to the stated capital account for the class of voting shares issued.

8.            Exceptions

8.1           Notwithstanding section 2, the individual share constraint does not apply in respect of voting shares of Amalco that are held:

(a)	by the Minister in trust for Her Majesty in right of Canada;

(b)	by one or more underwriters solely for the purpose of distributing the voting shares to the public; or

(c)	by any person who provides centralized facilities for the clearing of trades in securities and is acting in relation to trades in the voting shares solely as an intermediary in the payment of funds or the delivery of securities, or both.

9.            Saving Provisions

9.1           Notwithstanding any other provision of this Schedule B:

(a)	the directors of Amalco may determine to pay a dividend or to make any other distribution on voting shares that would otherwise be prohibited by any other provision of this Schedule B where the contravention of the individual share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividend or make the distribution; and

(b)	where a dividend has not been paid or any other distribution has not been made on voting shares as a result of a directors' determination of a contravention of the individual share constraint, or where the amount of a dividend or any other distribution has been restored to Amalco pursuant to paragraph 2.5(b) as a result of a directors' determination of a contravention of the individual share constraint, the directors of Amalco shall declare and pay the dividend, make the distribution, or refund the restored amount, respectively, if they subsequently determine that no such contravention occurred.

9.2	In the event that Amalco suspends or redeems voting shares in accordance with section 4 or 6, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires voting shares, and the result of such action is that any person and the associates of that person who, prior to such action, were not in contravention of the individual share constraint are, after such action, in contravention, then, notwithstanding any other provision of this Schedule B, the sole consequence of such action to that person and the associates of that person, in respect of the voting shares of that person and of the associates of that person held, beneficially owned or controlled at the time of such action, shall be that the number of votes attached to those voting shares shall be reduced to a number that is the largest whole number of votes that may be attached to the voting shares which that person and the associates of that person could hold, beneficially own or control from time to time in compliance with the individual share constraint.

9.3	Notwithstanding any other provision of this Schedule B, a contravention of the individual share constraint shall have no consequences except those that are expressly provided for in this Schedule B. For greater certainty but without limiting the generality of the foregoing:

(a)	no transfer, issue or ownership of, and no title to, voting shares;

(b)	no resolution of shareholders (except to the extent that the result thereof is affected as a result of a directors' determination under paragraph 2.5(a)); and

(c)	no act of Amalco, including any transfer of property to or by Amalco; shall be invalid or otherwise affected by any contravention of the individual share constraint.

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10.           Directors' Determination

10.1	The directors of Amalco shall have the sole right and authority to administer the provisions of this Schedule B and to make any determination required or contemplated hereunder. In so acting, the directors of Amalco shall enjoy, in addition to the powers set forth in this Schedule B, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose of this Schedule B. The directors of Amalco shall make on a timely basis all determinations necessary for the administration of the provisions of this Schedule B and, without limiting the generality of the foregoing, if the directors of Amalco consider that there are reasonable grounds for believing that a contravention of the individual share constraint has occurred or will occur, the directors shall make a determination with respect to the matter. Any directors' determination that is not inconsistent with the Petro-Canada Public Participation Act and other applicable law shall be conclusive, final and binding except to the extent modified by any subsequent directors' determination. Notwithstanding the foregoing, the directors of Amalco may delegate, in whole or in part:

(a)	their power to make a directors' determination in respect of any particular matter to a committee of the board of directors; and

(b)	any of their other powers under this Schedule B in accordance with subsection 115(3) or paragraph 121(a) of the Canada Business Corporations Act.

10.2	The directors of Amalco shall make any directors' determination contemplated by section 2:

(a)	after the relevant shareholder's declarations have been requested and received by Amalco, only:

(i)	on a basis consistent with those shareholder's declarations; or

(ii)	if the directors of Amalco are of the opinion that the shareholder's declarations do not contain adequate or accurate information and they believe and have reasonable grounds for believing that they will not be provided with shareholder's declarations that do contain adequate and accurate information; or

(b)	whether or not any shareholder's declaration has been requested or received by Amalco, only if the directors of Amalco believe and have reasonable grounds for believing that they have sufficient information to make the directors' determination, that the consequences of the directors' determination would not be inequitable to those affected by it and that it would be impractical, under all the circumstances, to request or to await the receipt of any shareholder's declaration.

10.3	In administering the provisions of this Schedule B, including, without limitation, in making any directors' determination in accordance with subsection 10.2 or otherwise, the directors of Amalco may rely on any information on which the directors consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the directors of Amalco may rely upon any shareholder's declaration, the securities register of Amalco, the knowledge of any director, officer or employee of Amalco or any advisor to Amalco and the opinion of counsel to Amalco.

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10.4	In administering the provisions of this Schedule B, including, without limitation, in making any directors' determination, the directors shall act honestly and in good faith. Provided that the directors of Amalco so act, they shall not be liable to Amalco and neither they nor Amalco shall be liable to any holder or beneficial owner of voting securities or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Schedule B. To the extent that, in accordance with subsection 10.1, any other person exercises the powers of the directors of Amalco under these provisions, this subsection 10.4 applies mutatis mutandis.

10.5	Any directors' determination required or contemplated by this Schedule B shall be expressed and conclusively evidenced by a resolution duly adopted.

11.           Shareholder's Declarations

11.1	For purposes of monitoring the compliance with and of enforcing the provisions of this Schedule B, the directors of Amalco may require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, file with Amalco or its registrar and transfer agent a completed shareholder's declaration. The directors of Amalco shall determine from time to time written guidelines with respect to the nature of the shareholder's declaration to be requested, the times at which shareholder's declarations are to be requested and any other relevant matters relating to shareholder's declarations.

11.2	A shareholder's declaration shall be in the form from time to time determined by the directors of Amalco pursuant to subsection 11.1 and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limiting the generality of its contents, any shareholder's declaration may be required to contain information with respect to:

(a)	whether the person is the beneficial owner of or controls particular voting securities or whether any other person is the beneficial owner of or controls those voting securities; and

(b)	whether the person is an associate of any other person, including whether the person and any other person act, or are parties to an agreement or an arrangement, a purpose of which is to require them to act, in concert with respect to their interests, direct or indirect, in Amalco.

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SCHEDULE C TO ARTICLES OF AMALGAMATION
OF SUNCOR ENERGY INC. SUNCOR ÉNERGIE INC.
("Amalco")

OTHER RESTRICTIONS

1.             Interpretation

1.1	In this Schedule C, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act.

2.             Head Office

2.1	The head office of Amalco shall be situated in Calgary, Alberta.

3.             Restriction on Sale of Assets

3.1	Amalco shall not sell, transfer or otherwise dispose of, whether by one transaction or event or several related transactions or events, all or substantially all of its assets to any one person or group of associated persons or to non-residents, otherwise than by way of security only in connection with the financing of Amalco.

4.             Use of Official Languages by the Public

4.1	Amalco shall ensure that any member of the public can, in either official language, communicate with and obtain available services from:

(a)	the head office of Amalco; and

(b)	any of the other offices or facilities of Amalco and any office or facility of any of the wholly-owned subsidiaries of Amalco, where Amalco determines that there is significant demand for communications with and services from that office or facility in the language.

4.2           Amalco shall adopt from time to time policies describing the manner in which Amalco will fulfill the requirements of section 4.1.

5.             Amendment of Restrictions on Repeal of Legislation

5.1	On the date section 9(1)(a) of the Petro-Canada Public Participation Act, as amended from time to time, and any other provisions contained in such Act relating to limitations on individual ownership of voting shares of Amalco is repealed and not replaced with other constraints on the issue, transfer or ownership of voting shares by individual Persons, Schedule B of these Articles and all references thereto shall be deleted in their entirety. For greater certainty, this provision shall not apply in the event section 9(1)(a) of the Petro-Canada Public Participation Act, as amended from time to time, is amended but not repealed or if such provision is repealed but is replaced with other provisions constraining the issue, transfer, ownership or voting of voting shares.

5.2	On the date the Petro-Canada Public Participation Act, as amended from time to time, is repealed in its entirety and not replaced with other constraints on Amalco, Schedules B and C of these Articles and all references thereto shall be deleted in their entirety.

5.3	Amalco shall, within 30 days of the amendments or repeal provided in this section 5 becoming effective, send each holder of common shares of Amalco notice thereof.

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